Exhibit 99.1

TeliaSonera: Per-Christian Andersen Appointed as President of Chess in Norway

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 19, 2006--Per-Christian Andersen has been appointed as President of Chess Communications AS. Chess is a fully-owned subsidiary of TeliaSonera (HEX:TLSV1)(STO:TLSN) and the third largest provider of mobile services in Norway.

Per-Christian Andersen comes from Electronic Arts, the largest provider of interactive entertainment in the world. He has been the company's president in Norway since 2005. Before that he was a marketing manager and president of Djuice in 1999-2005, being  involved in establishing the trademark Djuice and building up the company's operations on the Nordic market.

Per-Christian Andersen is 41 years old, married and has one daughter.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/4B/87/wkr0001.pdf)

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CONTACT: For further information journalists can contact:
TeliaSonera's Press Office, (0)8-713 58 30